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                              December 28, 2020

       Senthil Sundaram
       Chief Executive Officer
       Terns Pharmaceuticals, Inc.
       1065 East Hillsdale Blvd., Suite 100
       Foster City, California 94404

                                                        Re: Terns
Pharmaceuticals, Inc.
                                                            Amendment No.1 to
Draft Registration Statement on Form S-1
                                                            Filed December 15,
2020
                                                            CIK No. 0001831363

       Dear Mr. Sundaram:

            We have reviewed your amended draft registration statement and have the following comment.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Risk Factors, page 12

   1. We note that in response to prior comment number 6 you deleted the risk factor regarding potential
restrictions in China on transferring your scientific data abroad. Please provide us with your
analysis as to why you believe the Measures for the Management of
                                                        Scientific Data
promulgated by the General Office of the PRC State Council does not apply to the scientific
data resulting from your activities in China.
 Senthil Sundaram
FirstName  LastNameSenthil
Terns Pharmaceuticals, Inc. Sundaram
Comapany28,
December   NameTerns
              2020     Pharmaceuticals, Inc.
December
Page 2    28, 2020 Page 2
FirstName LastName
       You may contact David Burton at 202-551-3626 or Sasha Parikh at 202-551-3627 if you
have questions regarding comments on the financial statements and related matters. Please contact Chris Edwards at 202-551-6761 or Celeste Murphy at 202-551-3257 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Brian Cuneo